SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 29 March 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




March 29, 2004


                   BP TO BUY BACK SHARES WITH FREE CASH FLOW

                      WHEN OIL PRICE EXCEEDS $20 A BARREL

BP said today that, barring unexpected developments - or acquisitions it does not currently foresee - it expects to be able to deliver significant extra cash to its shareholders over the next three years and at the same time strongly grow production and long-term returns.

Chief executive Lord Browne said that a $20 oil price would allow the company to meet its capital requirements and pay a progressive dividend, and that all the free cash generated when the oil price is above that level would be returned to shareholders through buybacks.

Confirming that BP had already bought back some 155 million shares for $1.25 billion in the first quarter of 2004 and has today made special arrangements to continue repurchases during a 'close' period, Browne said: "There appears, at present, to be overwhelmingly more chance of the oil price being above $20 a barrel for the next few years, than not."

Previewing a strategy presentation to investors and analysts in London, Browne said that as well as increasing dividends in line with improvements in underlying results, BP intends "to distribute 100 per cent of all excess free cash flow to our shareholders, as part of our determination to provide them with additional returns through disciplined cash flow management."

BP has increased its dividends by 6.8 per cent a year in dollar terms since 1999. It bought back some 775 million of its shares at a cost of $6 billion between 2000 and end-2003, shrinking its equity base by 2.5 per cent.

Laying out the Group's strategy to end-2006, Browne said BP was in transition from a period of acquisition and consolidation to a phase of strong organic growth. It intends over the next three years to focus on performance, particularly cash returns, while investing at a rate appropriate for long-term growth.

He said capital spending is expected to moderate from the "relatively high levels" of 2002 and 2003 to some $13.5 billion this year, $12-$12.5 billion in 2005 and 2006 and $12-$13 billion beyond 2007, with the company maintaining its five-year rolling average finding and development cost for oil and gas at between $4 and $5 a barrel.

BP's production is expected to grow by five per cent a year between 2003 and 2008, or some seven per cent if the contribution of TNK-BP, its Russian joint venture, is included. TNK-BP's output alone is set to climb by 12 per cent this year and BP estimates it will rise a further five per cent annually to 2007.

BP's oil and gas reserves currently stand at 18.3 billion barrels of oil and gas equivalent, including its share of TNK-BP. This compares with a pre-merger figure of 8.6 billion barrels at end-1997 and includes replacing the Group's annual production at an average rate of 153 per cent over the last five years.

In addition, the company has estimated unproved resources of 24 billion barrels, excluding Russia which could contribute a further 13 billion net barrels.

Browne said BP's positive view of Russia remains unchanged. "The company's investment is attractive and self-financing in the short term but with significant longer term strategic importance in a region where yet-to-find estimates for the industry exceed 300 billion barrels."

At an oil price of $20 a barrel BP anticipates TNK-BP can pay dividends equal to 40 per cent of its net income at the same time as funding its forward investment programme. "Our estimate is that replacement operating profit, in a $20-a-barrel environment, divided by our average capital employed in TNK-BP, will be around 25 per cent on a steady-state basis."

Browne said all the ongoing developments in the company's five other new profit centres around the world are on track to meet their first-production dates. The Atlas methanol project in Trinidad, the Kizomba A field in Angola, Holstein in the Gulf of Mexico, and the fourth LNG train in Australia's North West Shelf, are due on stream this year, as is In Salah gas in Algeria.

Next year will see start-up of the Mad Dog and Thunderhorse fields in the deepwater Gulf of Mexico, the Azeri field in Azerbaijan, the fourth LNG train in Trinidad and the In Amenas project in Algeria.

As these and subsequent new upstream projects begin producing, BP expects to see underlying pre-tax cash returns rise by two per cent between 2003 and 2006, and an increase in operating capital employed of some 15 per cent during the same period.

Browne said BP had invested significantly in its customer-facing businesses - refining and marketing, petrochemicals and gas, power and renewables - essentially pumping back all the operating cash flow they had generated in recent years. The average pre-tax cash return from these businesses combined was some 20 per cent in 2001 to 2003.

"During their building, these segments produced no surplus cash flow to the Group and BP's intention now is to target them to produce underlying free cash flow in proportion to their capital employed - at least when compared with the potential of the upstream business at around $20 oil price," Browne said.

In petrochemicals, with cash returns of only 10 per cent, BP will invest more in 'advantaged' products - paraxylene, PTA and acetyls - which account for some $5 billion of operating capital employed. These have higher market shares, more proprietary technology, greater exposure to high-growth Asian markets and better returns.

BP said capital spending in the olefins and derivatives business will be held to very low levels and "all options examined for further improvement in this area".

Browne said that, while the oil price remains impossible to predict, the 20-year average for Brent has been some $20 a barrel in nominal terms. "BP's view is that it is quite reasonable to use $20 as a base case for balancing cash flows over the next couple of years.

"Over time, as production rises and capital spending declines, we expect the oil price at which cash flows balance to fall below $20 a barrel."

The company manages its gearing in the range of 25-30 per cent, allowing itself headroom to 35 per cent if the oil price falls to $16 a barrel.

Browne concluded: "As we look at how the company has developed, we believe BP already holds the assets, market positions and capability to enable us to go forward, expanding our capital base while maintaining underlying cash returns at broadly the same average level as in 2001 to 2003, thereby growing the cash flow generated.

"We expect to do this without affecting the financial risk profile of the Group so that we have sufficient financial capability to cover a contingency if oil prices dropped to $16 a barrel, maintain a balance between sources and uses of funds if oil prices are at $20 a barrel, and to generate cash flows in excess of the financial needs for long-term growth if oil prices are above this level.

"So, we have three targets:

   *First, to underpin growth by a focus on performance, particularly on cash returns, investing at a rate appropriate for long-term growth

   *Second, to maintain a progressive dividend policy

   *And third, to distribute to shareholders 100 per cent of all free cash flow in excess of operating investment and dividend needs, generally when the price of oil is above $20 a barrel.

"Back in 1998 when we announced the merger with Amoco, we were only partly conscious of the chain of events we were setting in train. It is hard to predict the consequence of any particular step.

"We feel we are now at a similar point of change. The logic of restructuring is not just about making companies bigger. It is about using size and scale to do what was previously unachievable.

"We believe we're beginning to open that door, and beginning to be able to deliver a level of return - consistently, and sustainably year by year - which will improve on anything we've seen so far."

                                    - ENDS -



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 29 March 2004                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary